EX-23(l)

SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

NAGLE TOTAL MARKET PLUS FUND

A SERIES OF THE

NAGLE FUNDS

LETTER OF INVESTMENT INTENT

February 10, 2006

To the Board of Trustees of Nagle Funds

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the Nagle Total Market Plus Fund, a series of the Nagle Funds, in the amount of $100,000.00 for 10,000.00 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/Josephine T. Nagle

Josephine T. Nagle, Trustee

Trust for the Nagle Children